UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number   001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 16th March 2013	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 16th March 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) giving further statement on the news item appeared on cobrapost.com on 14th March 2013.

March 16, 2013

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Ref : News Item appeared in cobrapost.com

With reference to the above and further to our response dated March 14, 2013, we attach herewith a further statement issued by the Bank in this regard.

This is for your information and record.

Thanking you,

Yours Faithfully,

For HDFC Bank Limited

Sd/-

N E Venkitakrishnan
Vice President
Legal & Secretarial

Statement

The Bank is committed to the highest standards of compliance, corporate governance and ethics, and has in place systems and procedures to ensure that its business is conducted in compliance with laws and regulations.

The Bank has, therefore, with utmost responsibility, and after considering the nature of the alleged charges taken immediate steps to:

1)	Appoint Deloitte Touche Tohmatsu India Pvt Ltd; a leading accounting and audit firm, to carry out an independent forensic enquiry into the allegations and reported statements, as made by Cobrapost representatives, when secretly taping bank officials.

2)	Appoint M/s. Amarchand & Mangaldas & Suresh A Shroff & Co to examine the breaches, if any of the Bank’s Code of Conduct & Ethical Standards, by any bank officials, in association with the Bank’s internal departmental enquiry(ies), commenced to verify the truth or untruth or correctness, as the case may be, in the reported tapings of bank officials, as mentioned above.

3)	Carry out special audit of some of its Branches, where the reported videotaping was done.

This process has been initiated without prejudice to the authentication of the video recordings or electronic data.

The Bank is also proceeding to detail out the internal checks & balances and procedural safeguards already in place to report on the robustness of the compliance of regulatory guidelines and internal procedures, which would prevent, trap or enable pre-fact or post-fact discovery of violation of KYC norms and of money laundering activity. The Bank is also detailing the efficacy of induction and ongoing training provided for ingraining ethical behaviour and conduct rules, as preventive and protective measures.

The internal and external audits and inspections undertaken previously, and the action taken reports in this regard are being compiled and reviewed once again, to enable the Bank to reiterate that the internal checks and balances and processes for ensuring compliance with KYC norms and for prevention and detection of, and protection against money laundering activity are robust and adequate.